

June 10, 2011

<u>Via E-mail</u>
Mr. Ronald Yadin Lowenthal
President
Aspa Gold Corp.
36101 Bob Hope Drive
Suite E5-238
Rancho Mirage, California 92270

     Re: **Aspa Gold Corp.**
                  Form 8-K
                  Filed April 29, 2011
                  Amendments No. 1 and 2 to Form 8-K
                  Filed May 24, 2011 and June 8, 2011
                  File No. 000-53435

Dear Mr. Lowenthal:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/Tia Jenkins

                            Tia Jenkins
                            Senior Assistant Chief Accountant
                            Office of Beverages, Apparel, and
                            Health care Services